-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b)OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         DUKE REALTY LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)


            Indiana                                        35-1898425
   (State or jurisdiction of                            (I.R.S. Employer
incorporation or organization)                         Identification No.)


8888 KEYSTONE CROSSING, SUITE 1200
     INDIANAPOLIS, INDIANA                                    46240
(Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                              LIMITED PARTNER UNITS
                                (Title of Class)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Pursuant to the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") of Duke Realty Limited Partnership (the "Operating Partnership"), the equity interest in the Operating Partnership is divided into an unlimited number of units ("Units"). Duke Realty Investments, Inc. (the "Company") controls the Operating Partnership as the sole general partner and the owner of a majority of the outstanding Units. The remaining Units ("Limited Partner Units") are held by limited partners of the Operating Partnership ("limited Partners") and fall within the definition of an "equity security" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to certain restrictions, each Limited Partner Unit may be exchanged by the holder thereof for one share (subject to certain adjustments) of the Company's common stock, par value $.01 per share. Upon each such exchange, the Company's ownership interest in the Operating Partnership will increase and the number of outstanding Limited Partner Units will decrease. All of the Limited Partner Units are of a single class.


     The Partnership Agreement does not provide for any preemptive, preferential or other similar rights with respect to the issuance or sale of any Limited Partner Units.

     No holder of Limited Partner Units has any right to distributions in respect of such Limited Partner Units from operating income of the Operating Partnership except as declared by the Company in its sole discretion as general partner of the Operating Partnership. No holder of Limited Partner Units has any right to redemption of such Limited Partner Units or to withdraw capital from the Operating Partnership except as may be specifically provided in the Partnership Agreement. Upon a liquidation of the Operating Partnership, the Company and holders of Limited Partner Units would be entitled as a group to receive amounts remaining after payment of debts and liabilities of the Operating Partnership and establishment of reserves as provided in the Partnership Agreement.

     No market exists for purchase and sale of the Limited Partner Units, and as transfer of the Limited Partner Units is subject to restrictions, the Operating Partnership does not expect any such market to develop in the future. See "Restrictions on Transfer" below.

VOTING RIGHTS

     As sole general partner of the Operating Partnership, the Company has the exclusive power under the Partnership Agreement to manage and conduct the business of the Operating Partnership, subject, in certain limited circumstances, to the consent of the holders of Limited Partner Units. The Partnership Agreement requires the approval of the holders of more than 90% of the outstanding Units (including both Limited Partner Units and Units held by the Company which do not constitute equity securities under the Exchange Act) in order for the Company (i) to enter into or conduct any business, other than in connection with the Units, the management of the Operating Partnership and certain other subsidiaries and certain activities incidental thereto; (ii) to own assets other than the Units, an interest in a specified subsidiary and bank accounts or similar instruments; (iii) to sell, exchange or dispose of (by merger, consolidation or otherwise) all or substantially all of the Operating Partnership's assets in a single transaction or series of related transactions;
(iv) to issue any additional shares of capital stock (except shares issued in exchange for Units or to all shareholders without consideration) unless the net proceeds are contributed to the Operating Partnership in exchange for additional Units; or (v) to engage in certain mergers, consolidations, recapitalizations or certain other transactions, including a sale of all or substantially all of the Company's assets, unless specified conditions are satisfied regarding contribution of the surviving entity's assets to the Operating Partnership.

     The Partnership Agreement also requires the approval of the holders of more than 90% of the outstanding Units (including both Limited Partner Units and Units held by the Company) in order for the Operating Partnership (i) to engage in any business other than business in which the Company is permitted to engage by its Articles of Incorporation or which is incidental thereto or reasonably necessary for the protection of the Operating Partnership; or (ii) to effect or enter into an agreement to effect a voluntary sale, exchange or other disposition by merger, consolidation or otherwise (other than a disposition occurring upon a financing or refinancing by the Operating Partnership) of all or substantially all of the assets of the Operating Partnership in a single transaction or a series of related transactions.

     The Partnership Agreement includes an acknowledgment by the holders of Limited Partner Units that the Company, as general partner of the Operating Partnership, will be acting on behalf of the Company's shareholders collectively and provides that (i) the Company is under no obligation to consider the separate interests of the holders of Limited Partner Units (including, without limitation, the tax consequences to such holders or their assigns) in deciding whether to cause the Operating Partnership to take (or decline to take) any actions and (ii) the Company shall not be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by holders of Limited Partner Units in connection with such decisions, provided that the Company has not acted in bad faith. The Company is conclusively presumed not to have acted in bad faith if its actions were in the best interests of its shareholders.

     Except in certain circumstances specified in the Partnership Agreement, the Partnership Agreement can only be amended with the affirmative vote of the Company and the holders of more than 90% of the outstanding Units (including both Limited Partner Units and Units held by the Company).

DISSOLUTION AND LIQUIDATION

     The Operating Partnership will be dissolved upon the earlier of (i) December 31, 2043 (subject to extension to December 31, 2068, if approved by partners holding a majority of the Units, including both Limited Partner Units and Units held by the Company); (ii) the occurrence of certain events of bankruptcy or receivership of the Company; (iii) the withdrawal of the Company as the sole general partner of the Operating Partnership; (iv) the written decision of partners holding more than 90% of the Units (including both Limited Partner Units and Units held by the Company) and the approval of the Company;
(v) the entering of a decree of judicial dissolution; or (vi) the sale or other disposition (other than upon a financing or refinancing) of all or substantially all of the assets and properties of the Operating Partnership.

LIMITED LIABILITY

     Under Indiana law, no Limited Partner will be personally liable for the debts, liabilities, contracts or other obligations of the Operating Partnership except to the extent of the amount in the Limited Partner's capital account or amounts otherwise payable to the Operating Partnership, unless such Limited Partner takes part in the management and control of the business of the Operating Partnership. However, Indiana law provides that when a Limited Partner has rightfully received the return, in whole or in part, of the capital contribution represented by such Limited Partner's Limited Partner Units, the Limited Partner is nevertheless liable to the

Operating Partnership, for a period of one year, for any sum not in excess of the returned amount, with interest, necessary to discharge the Operating Partnership's liabilities to all creditors who extended credit or whose claims arose before such return.

RESTRICTIONS ON TRANSFER

     A holder of Limited Partner Units has the right to assign the whole or any portion of its Limited Partner Units only with the prior written consent of the Company, which consent may be given or withheld by the Company in its sole and absolute discretion. However, the prior written consent to the Company is not required for an assignment (i) in cases where the holder of Limited Partner Units dies, suffers total physical disability, is adjudged by a court of competent jurisdiction to be incompetent, dissolves, terminates or undergoes other similar changes in status; (ii) involving the distribution by a holder which is a partnership, corporation or trust to any of its equity owners on a pro rata basis; (iii) involving an assignment of Limited Partner Units to or for the benefit of the holder's immediate family; (iv) to a charitable organization within the meaning of Section 5.01(c)(3) of the Internal Revenue Code of 1986, as amended, in a donative transfer; (v) to another holder of Limited Partner Units who has been admitted to the Operating Partnership as a Limited Partner; and (vi) in connection with certain employee benefit plans.

     An assignee of a holder's Limited Partner Units becomes a partner in the Operating Partnership only upon, among other things, the execution by the assignor and the assignee of a written instrument of assignment and the delivery of such instrument to the Company, the written consent of the Company to such admission, and payment by the new limited partner of the reasonable expenses of the Operating Partnership in connection with admission, including legal and recording or filing fees.


ITEM 2.  EXHIBITS

Exhibit
Number    Exhibit
-------   -------

  1 Amended and Restated Agreement of Limited Partnership of Duke Realty Limited Partnership, incorporated by reference from Exhibit 10.1 to the Registration Statement, as amended, on Form S-2 of Duke Realty Investments, Inc., file no. 33-64038, as amended by First and Second Amendments incorporated by reference from Exhibit 10.2 to the Annual Report on Form 10-K of Duke Realty Investments, Inc. for the year ended December 31, 1995, file no. 1-9044.


                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   DUKE REALTY LIMITED PARTNERSHIP

                                   BY:  DUKE REALTY INVESTMENTS, INC.

Date:  February 28, 1996                By:   /s/ Dennis D. Oklak
                                             ------------------------
                                             Dennis D. Oklak
                                             Vice President